UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 197TH MEETING OF THE BOARD OF

DIRECTORS HELD ON MARCH 7, 2012

1.  DATE, TIME AND PLACE: On the 7th (seventh) day of the month of March 2012, at 10:00 a.m., at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board"), the Chief Executive Officer and Chief Finance and Investor Relations Officer.

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examination of the subjects contained on the Agenda, the following matters were discussed and resolutions taken by unanimous vote:

(i)        Took cognizance (a) of the work plan of the Board Advisory Committees in February: Processes Management Committee, Personnel Management Committee and Related Parties Committee, (b)  management highlights and the material facts for the month of February reported by the CEO and (c)  of the survey conducted by the Towers Watson consulting firm and strategy review of variable compensation of executives, presented by Mr. Felipe Rebelli;

(ii)       Approval of the minutes of the 193rd, 194th, 195th and 196th Meetings of the Board held on February 1, February 15, February 27, and March 1, 2012;

(iii)      As provided in Arts. 17, item "e" and 27 of the Bylaws of the Company, reviewed  the Company's Management Report, Financial Statements and related Explanatory Notes for the fiscal year ended December 31, 2011, accompanied by the Opinion of KPMG Auditores Independentes, with calculated net income of R$ 1,530,402,932.29 (one billion, five hundred and thirty million, four hundred and two thousand, nine hundred thirty-four reais and twenty nine centavos), plus R$ 47,329,302,94 (forty-seven million, three hundred twenty-nine thousand, three hundred and two reais and ninety four centavos) as the realization of extended income and R$ 4,966,817.43 (four million, nine hundred sixty-six thousand, eight hundred and seventeen reais and forty three centavos) in prescribed dividends, resulting in a payout base in the final amount of R$ 1,582,699,052.66 (one billion, five hundred eighty-two million, six hundred ninety-nine thousand, fifty-two reais and sixty six centavos), under the conditions described in the Board of Executive Officers Resolution No. 2012007, expressing itself favorably to the referral for deliberation at the General Shareholders Meeting;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(iv)      Expressed its support, as provided in Article 17, item "e" and Article 27, paragraph 2 of the Bylaws, regarding the conditions contained in the proposed allocation of net income for fiscal year 2011, namely: (a)  distribution of an interim dividend, calculated on the balance sheet prepared as of June 30, 2011 and imputed to the minimum mandatory dividend in the amount of R$ 747,709,401.90 (seven hundred forty-seven million, seven hundred and nine thousand, four hundred and one reais and ninety centavos), as approved at the 180th Board meeting held on August 10, 2011, and in accordance with the provisions expressed in Arts. 29 and 30 of the Bylaws; (b)  establishment of a legal reserve in the amount of R$ 76,520,146.61 (seventy-six million, five hundred and twenty thousand, one hundred forty-six reais and sixty one centavos), as provided by Article 193 of Law 6,404/76 and (c)  declaration of supplementary dividend in the amount of R$ 758,469,504.15 (seven hundred fifty-eight million, four hundred sixty-nine thousand, five hundred and four reais and fifteen centavos), corresponding to R$ 0.788205126 per common share, in accordance with Article 201 of Law 6,404/76, whose payment to shareholders shall be decided at the General Shareholders Meeting on a date to be set by the Board of Executive Officers in accordance with the availability of funds and by a simple statement to the Board of Directors, pursuant to paragraph 3 of Article 205 of Law 6,404/76;

It is hereby recorded that participating in the presentation of Financial Statements 2011 and allocation of income were Mr. Antônio Carlos Bassalo, Accounting Manager, Mr. Jaribe Brisola Duarte Fogaça, representative of KPMG Auditores Independentes and Mr. José Reinaldo Magalhães, Chairman of the Company's Fiscal Council as provided in paragraph 3 of Article 163 of Law 6,404/76, who stated that the documents herein approved had been examined by the Fiscal Council, whose Opinion was to be issued at a meeting to be held on the same date;

(v)       (v.i) Took cognizance of the demonstration in favor of approving the Financial Statements and the allocation of net income for the fiscal year ended December 31, 2011, by the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia Elétrica (“CPFL Jaguari”), Companhia Luz e Força Mococa (“CPFL Mococa”), Rio Grande Energia S.A. (“RGE”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Geração de Energia S.A. (“CPFL Geração”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), Chumpitaz Serviços S.A. (“Chumpitaz”), CPFL Jaguariúna S.A. (“CPFL Jaguariúna”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Sul Geradora Participações S.A. (“Sul Geradora”), CPFL Total Serviços Administrativos Ltda, new name of CPFL Bio Anicuns S.A. (“CPFL Total”), CPFL Bio Itapaci S.A. (“CPFL Bio Itapaci”), Centrais Elétricas da Paraíba – EPASA (“EPASA”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), and recommended  their approval by the representatives of the Company at the respective General Shareholders Meetings and/or Partners Meetings, registering also that the subsidiaries CPFL Cone Sul, CPFL Total, CPFL Bio Itapaci, Sul Geradora and CPFL Jaguariúna posted losses and for this reason, there is no income or profit to allocate or distribute (Board of Executive Officers Res. Nos. 2012006, 2012004, 2012007, 2012003, 20121938, 2012003, 2012001, 2012002, 2012002, 2012003, 2012002, 2012002, 2012001, 2012001, 2012001, 2012001, 2012001, 2012001, 2012001, 2012005, 2012004, 2012002);

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(v.ii) Took cognizance of the favorable opinion of the management of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz regarding the approval of a capital increase through conversion of tax benefit recorded as merger goodwill registered as "Capital Reserve," pursuant to CVM Instructions Nos. 319/99 and 349/01, and the consequent change in the wording of Article 5 of its Bylaws, recommending  its approval by the representatives of the Company at the respective General Shareholders Meetings (Board of Executive Officers Res. Nos. 2012006, 2012004, 20121938, 2012002, 2012003, 2012002, 2012002, 2012003);

(vi)      Approved (a) the capital increase of subsidiary CPFL Brasil, by the Company, pursuant to the provisions of Board of Executive Officers Res. No. 2012048-C and (b)  the capital increase of subsidiary CPFL Total, by the Company, according to the Board of Executive Officers Res. No. 2012048-C;

(vii)     Recommended a vote in favor of approving the following matters, pursuant to Board of Executive Officers Res. No. 2012048-C, in subsidiaries: (a)  CPFL Brasil: (1) Appointment of KPMG Auditores Independentes to undertake the preparation of the appraisal report of its net assets in order to transfer to CPFL Total, (2) Appraisal report of its net assets and (b)  CPFL Total: (1) Capital increase by CPFL Brasil;

(viii)    Recommended a vote in favor of approval of the following matters in subsidiaries RGE, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari and CPFL Geração: (a) Contracting of financing, pursuant to Law No. 4,131/62 and (b) RGE: Re-ratification of the decision regarding the contracting of financing through the Law No. 4,131/62, pursuant to Board of Executive Officers Res. No. 2012046-C;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(ix)      Approved pursuant to Article 17, items "o" and "u" of the Bylaws and Board of Executive Officers Res. No. 2012046-C, the provision of a guarantee by the Company in the form of a surety or aval, for financing to be taken by subsidiaries RGE, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari and CPFL Geração, pursuant to Law No. 4,131/62, in foreign currency, in the global amount of up to R$ 225,000,000.00 (two hundred twenty-five million reais);

(x)       Recommended a vote in favor of approving the following matters by subsidiary CPFL Renováveis, according to Board of Executive Officers Res. No. 024/2012: (a)  Initiation of proceedings for the application for registration of the Initial Public Offering (IPO) and listing in the "Novo Mercado" segment of the BM&FBOVESPA and (b)  Contracting of the syndicate of banks for the operation;

(xi)      Recommended a vote in favor of approving the following matters for subsidiaries: (a)  RGE, CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa: Amendments to contracts for the supply of circular concrete poles (Board of Executive Officers Res. No. 20121937 and 2012047-C), (b) CPFL Paulista: Contracting of companies to provide ongoing services of construction and scheduled maintenance of urban and rural electricity lines and distribution networks (CCM) and commercial and technical services (STC), as described in Board of Executive Officers Res. No. 2012005, (c) CPFL Paulista, RGE, CPFL Piratininga and CPFL Santa Cruz: Amendments to contracts for the supply of electromechanical meters (Board of Executive Officers Res. No. 2012013-C and 2012044-C), (d) CPFL Paulista, RGE, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari: Contracting of companies for the supply of electromechanical meters (Board of Executive Officers Res. No. 2012044-C).

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos, Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 20, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.